UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2020
Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 31, 2020, RedHill Biopharma Ltd. (the “Company”), through its wholly-owned subsidiary RedHill Biopharma Inc. (“RedHill US”), completed its recently announced acquisition of the global rights, excluding Europe, Canada and Israel, to Movantik® from AstraZeneca AB.

On March 31, 2020, the Company and RedHill US also entered into an amendment (the “Amendment”) to the credit agreement, dated as of February 23, 2020 (the “Credit Agreement”), by and among the Company, RedHill US, HCR Collateral Management, LLC, as administrative agent (“HCR”), and the lenders from time to time party thereto, to, among other things, amend the covenant set forth in Section 8.16 of the Credit Agreement by increasing the specified level of cash liquidity the Company and RedHill US must maintain while the Company and RedHill US negotiate with HCR certain other potential changes to the Credit Agreement. Except as set forth in the Amendment, which was effective as of March 31, 2020, the terms of the Credit Agreement remain unchanged. The foregoing description is only a summary of the material provisions of the Amendment and is qualified in its entirety by reference to the copy of the Amendment attached hereto as Exhibit 1.

Attached hereto and incorporated by reference herein are the following:

Exhibit 1: First Amendment to Credit Agreement, dated as of March 31, 2020, by and among the Company, RedHill US, HCR and the lenders party thereto.

Exhibit 99.1: The Company’s press release entitled “RedHill Biopharma Completes Acquisition of Movantik® from AstraZeneca”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (File No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(Registrant)

Date: April 2, 2020	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer